TanGold Announces Closing Of $7.0 Million Registered Direct Offering

FOR IMMEDIATE RELEASE – January 26, 2022

TORONTO, January 26, 2022 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) today announced that it has successfully closed the previously announced registered direct offering with a single institutional investor for the purchase and sale of 17,948,718 of the Company’s common shares at a purchase price of $0.39 per share. The Company also issued to the investor warrants to purchase up to an aggregate of 17,948,718 common shares. The warrants have an exercise price of $0.44, will be exercisable at any time upon issuance and will expire five years thereafter.

A.G.P./Alliance Global Partners acted as the exclusive placement agent for the offering. McGuireWoods LLP acted as legal counsel to A.G.P./Alliance Global Partners and Lewis Brisbois Bisgaard & Smith LLP and Miller Thomson LLP acted as legal counsel to the Company in connection with the registered direct offering.

Net proceeds from the offering were approximately US$6.4 million and the Company intends to use the net proceeds to accelerate execution of its business plan, including: (i) the continued buildout of the 1,000+ tpd processing plant expansion (mine plan represents ~10% of Buckreef Gold Mineral Resource) which is expected to be completed in calendar Q2/Q3 2022 and is forecast to produce 15,000 – 20,000 ounces of gold per year; (ii) exploration drilling with the goal of expanding mineral resources, discovering new mineral resources and converting mineral resources to mineral reserves, including the Buckreef Main Zone northeast extension, Buckreef West Zone and the Anfield Zone; (iii) advancing the metallurgical study for the first 5-7 years of production, one of the longest lead items on the Sulphide Development Project, which contains ~90% of the Buckreef Gold Mineral resource.  A total of 19 holes (2,367 meters) have been completed for the metallurgical program and these metallurgical sample holes have been logged and are in preparation for shipment; and (iv) general corporate purposes.

The common shares and warrants and common shares issuable thereunder described above were offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333- 255526), including an accompanying prospectus, previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”) on May 14, 2021. The offering of the common shares and warrants and common shares issuable thereunder was made by means of a prospectus supplement that forms a part of the registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC on January 25, 2022 and is available on the SEC's website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania.  Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR on June 23, 2020 (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical mineral resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to substantially exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Tanzanian Gold Corporation is providing the reference of the research report in this press release for information only.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the continued operating cash flow, expansion of its process plant, estimation of mineral resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that Tanzanian Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

The information contained in this press release is as of the date of the press release and TanGold assumes no duty to update such information.